	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

June 21, 2011

Division of Corporation Finance	Troy Sam Lee
U.S. Securities and Exchange Commission	TEL +1 713.229.1477
100 F Street, NE	FAX +1 713.229.2877
Washington, D.C. 20549	troy.lee@bakerbotts.com

Attention:	Ms. Pamela Long
Ms. Jessica Dickerson
Mr. Dietrich King

Re:	KiOR, Inc.
Registration Statement on Form S-1 (333-173440)
Amendment No. 5
Dear Ms. Long:
          At the request of our client, KiOR, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated June 20, 2011 (the “Comment Letter”) to Mr. Christopher A. Artzer, regarding the Company’s Registration Statement on Form S-1 (File No. 333-173440) (the “Initial Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2011, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on May 18, 2011, Amendment No. 2 thereto (“Amendment No. 2”) filed with the Commission on June 1, 2011, Amendment No. 3 thereto (“Amendment No. 3”) filed with the Commission on June 10, 2011 and Amendment No. 4 (“Amendment No. 4”) thereto filed with the Commission on June 13, 2011. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company is Amendment No. 5 (“Amendment No. 5”) amending the Initial Registration Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4. Amendment No. 5 is marked to show changes from Amendment No. 3 (as Amendment No. 4 amended only Part II of Amendment No. 3). The Initial Registration Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 and all future amendments, is referred to herein as the “Registration Statement.” The information and undertakings provided below have been furnished by the Company.
          The Company’s responses below are preceded with the Staff’s comments for ease of reference. Page references in the Company’s responses correspond to the page numbers in Amendment No. 5.
Front Cover of Page of the Prospectus
1.	In the fourth paragraph, you disclose that entities affiliated with Khosla Ventures will own shares of your common stock representing 73% of the combined voting power of your outstanding common stock. Please clarify whether this voting

Division of Corporation Finance	- 2 -
power includes any of the 3,500,000 shares that these entities may purchase in the offering. Please make conforming changes, as necessary, throughout the prospectus.
          The Company has revised its disclosure on the cover page of the prospectus and on page 27.
Summary Consolidated Financial Data, page 11
2.	We note that total stockholders’ equity (deficit) in the “as further adjusted” column does not agree with the same caption presented on the capitalization table on page 36. Please revise or explain to us why the amounts are not the same.
          The Company has revised its disclosure on page 12. In addition, the Company has revised the cash and cash equivalents amount in the as further adjusted column.
Dilution, page 39
3.	In the paragraph following your table on page 39, you state that a $1.00 increase in the assumed initial public offering price would increase “the dilution in the pro forma net tangible book value to new investors in this offering by $17.87 per share.” Please revise this statement to indicate that a $1.00 increase in the assumed initial public offering price would increase “the dilution in the pro forma net tangible book value to new investors in this offering to $17.87 per share.”
          The Company has revised its disclosure on page 39.
4.	We note the paragraph on page 41 that refers to the effect on dilution if outstanding options or warrants are exercised. Please provide us your analysis that shows how these amounts were derived.
          The Company’s analysis of the effect on dilution of the exercise of outstanding options or warrants is attached hereto as Annex A.
Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, pages F-3 and F-30
5.	We note that the par value of your convertible preferred stock, common stock and class A common stock remains $0.0001 subsequent to your 2-for-1 stock split on June 9, 2011. Please explain to us why the par value is the same as prior to your stock split or revise your balance sheets as appropriate. This comment also

Division of Corporation Finance	- 3 -
applies to your capitalization table and any references to the par value of your equity throughout your registration statement.
          The Company has revised its balance sheets on pages 36, F-3 and F-30.
Item 16. Exhibits and Financial Statement Schedules, page II-3
6.	We note your disclosure that you have requested confidential treatment for certain portions of Exhibits 10.11 and 99.1 to your registration statement. Please be advised that we will take your filing effective only after resolving any comments with respect to your confidential treatment application. Upon review of your confidential treatment application, we will send our comments on the confidential treatment application under separate cover.
          The Company respectfully acknowledges the Staff’s comment and will respond to the Staff’s comments on its confidential treatment application under separate cover.
* * * * *
          If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1477 or at Felix P. Phillips of this office at 713.229.1228. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Troy S. Lee
Troy S. Lee

Annex A
KiOR
Dilution Calculation — Add Options and Warrants

Assumed IPO price per share		$20.00
A Net tangible book value per share as of March 31, 2011 — after conversions	0.590
Increase attributable to new public investors	2.180
B Net tangible book value per share — as adjusted		2.77

Dilution of net tangible book value per share to new investors		$17.23

A Recap — net tangible book value per share at March 31, 2011 (in thousands)

	Total Assets	Total Liabilities	Net Assets

As of March 31, 2011 — unadjusted	$82,213	(22,636)	$59,577
Impact of convertible notes		—	—

As of March 31, 2011 — adjusted	82,213	(22,636)	59,577

Less intangibles:
Goodwill	—		—
Intangible Assets	(2,378)		(2,378)

Net tangible assets as of March 31, 2011 — adjusted for conversions	$79,835	$(22,636)	$57,199

Mississippi Loan — New	$26,613	$(26,613)	—
Reclass of Warrants		$4,895	4,895

Subtotal	106,448	(44,354)	62,094

Adjustment for Equity Offering after March 31st	55,000	—	55,000
Net proceeds from IPO (see below)	203,575		203,575

Net tangible assets as of March 31, 2011 — adjusted for conversions and IPO	$365,023	$(44,354)	$320,669

Tie back to Stockholders Equity (Before LTD):
Net tangible assets, above	365,023	(44,354)	320,669
Add back Goodwill	—		—
Add back intangible assets	2,378		2,378

Total stockholders — as adjusted (Before LTD)	$367,401	$(44,354)	$323,047

B Recap — number of shares outstanding (in thousands):

Number of common shares outstanding as of 3/31/11	—
Shares — Series A conversion	27,987.302
Shares — Series B conversion	61,848.696
Warrents and Options	15,978.218
Total share impact due to conversion of convertible notes	—
Total share impact due to exercise of all warrants	—

Total number of common shares outstanding — after conversions	105,814.216

New shares offered by the Company	10,000.000

Total shares outstanding — post offering	115,814.216

F Recap — net proceeds from offering (in thousands):

Total shares offered by Company	10,000
Price per share	20.00

Total proceeds	200,000
Warrant Proceeds	18,000
Less: underwriting discount	(12,000)
Less: estimated offering expenses	(2,425)

Net proceeds	203,575